July 22, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attn:	Mara Ransom

Ladies and Gentlemen:

On behalf of our client, Hertz Global Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 23, 2020 (the “Comment Letter”) relating to the prospectus supplement filed by the Company on June 15, 2020 (the “Prospectus Supplement”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Supplement to Prospectus dated June 12, 2019, filed June 15, 2020

General, page 1

1.        In a prominent place in your prospectus supplement, describe the goals of the Chapter 11 bankruptcy process, specifically the impact of a Chapter 11 reorganization plan on equity holders compared to creditors. Include a discussion of the concepts of prioritizing claims and maintaining the operating assets of the company.

Response:

We respectfully direct the Staff’s attention to the Company’s disclosure provided under Item 1.03 of Form 8-K filed with the Commission on May 26, 2020 and to the detailed disclosure provided in the Prospectus Supplement. For example, on page S-5 of the Prospectus Supplement, the Company sets out the distinction between a Chapter 11 reorganization case and a Chapter 7 liquidation case in which common stock holders likely would lose their entire investment, and on pages S-5 and S-6 the Company provides a detailed explanation of the process of exchanging debt or equity securities in a Chapter 11 proceeding as follows (emphasis added):

US Securities and Exchange Commission July 22, 2020

“Our post-bankruptcy capital structure has yet to be determined and will be set pursuant to a plan that requires Bankruptcy Court approval. The reorganization of our capital structure may include exchanges of new debt or equity securities for our existing debt, equity securities, and claims against us. Such new debt may be issued at different interest rates, payment schedules and maturities than our existing debt securities. Existing equity securities are subject to a high risk of being cancelled. The success of a reorganization through any such exchanges or modifications will depend on approval by the Bankruptcy Court and the willingness of existing debt and security holders to agree to the exchange or modification, subject to the provisions of the Bankruptcy Code, and there can be no guarantee of success. If such exchanges or modifications are successful, holders of our debt or of claims against us may find their holdings no longer have any value or are materially reduced in value, or they may be converted to equity and be diluted or may be modified or replaced by debt with a principal amount that is less than the outstanding principal amount, longer maturities and reduced interest rates. Holders of our common stock, including purchasers in this offering, may also find that their holdings no longer have any value and face highly uncertain or no recoveries under a plan.”

The Company respectfully informs the Staff that it believes that the noted Prospectus Supplement disclosures provide adequate information regarding the impact of Chapter 11 reorganization on equity holders compared to creditors, and the added level of detail requested in the Staff’s comment does not present additional information that is material to an investment decision when taken in the context of the total information provided in the Company’s SEC filings, nor is it information required to be disclosed under applicable SEC disclosure rules for companies with an active trading market in their shares during Chapter 11 proceedings. Specifically, we note that Item 1.03 of Form 8-K does not require disclosure of the type requested in the Staff’s comment. The Company also notes that Chapter 11 proceedings are a well-known and common means for companies to reorganize their businesses for which public information, including information on the SEC’s website, is readily available to and accessible by investors.1

Consistent with the foregoing, other public companies in Chapter 11 that continue to maintain an active trading market for their equity securities do not provide disclosure of the type requested by the Staff in its comment in the Form 8-K filings disclosing their bankruptcy petitions. The comparison to other companies in Chapter 11 is relevant because an At-the-Market Program (“ATM Program”) does not involve any marketing or selling efforts. It involves satisfying existing market demand in broker-to-broker sales. Thus, the Company believes there is no basis pursuant to which it should be subject to a different disclosure standard compared to any other company in Chapter 11 proceedings with an active trading market for its equity securities.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information to its current disclosure for inclusion in a Form 8-K or periodic report. The Company believes that this information does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

1 Please refer to “Fast Answers – Bankruptcy” on the SEC’s website available here (https://www.sec.gov/fast-answers/answers-bankruphtm.html#:~:text=In%20most%20bankruptcy%20cases%2C%20the,an%20official%20committee%20if%20appropriate.), and SEC’s Investor Publication “Bankruptcy: What Happens When Public Companies Go Bankrupt” available here (https://www.sec.gov/reportspubs/investor-publications/investorpubsbankrupthtm.html).

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US Securities and Exchange Commission July 22, 2020

Please also disclose that obtaining financing through an equity offering, rather than a debtor in possession loan, is a novel way to obtain financing in a Chapter 11 bankruptcy. Discuss the differences between financing a Chapter 11 bankruptcy with equity rather than debt, including, if true, that debtor in possession loan creditors would typically receive preference in a bankruptcy, while your equity holders would not. Provide a balanced discussion of the positive and negative implications of arranging financing with an equity offering.

Response:

We respectfully refer the Staff to the Company’s disclosure on pages S-4 and S-5 of the Prospectus Supplement clearly stating that (emphasis added) “… recoveries in the Chapter 11 Cases for holders of common stock, if any, will depend upon our ability to negotiate and confirm a plan, the terms of such plan, the recovery of our business from the COVID-19 pandemic, if any, and the value of our assets. Although the Company cannot predict how its common stock will be treated under a plan, we expect that common stock holders would not receive a recovery through any plan unless the holders of more senior claims and interests, such as secured and unsecured indebtedness (which is currently trading at a significant discount), are paid in full.”

The Company believes that based on both the foregoing statements and common understanding of the distinctions between debt and equity, equity holders trading in the Company’s common stock fully realize that lenders of all types have priority over equity in a bankruptcy. Furthermore, the Company respectfully informs the Staff that the Company had contemplated that the ATM Program may obviate or reduce the need for DIP financing and therefore further enhance the likelihood of recovery for equity by minimizing the incurrence of additional priority claims.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information to its current disclosure for inclusion in a Form 8-K or periodic report. The Company believes that this information does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

Prospectus Supplement Cover Page, page 1

2.        We note the disclosure on your cover page that “Jefferies may be deemed to be an ‘underwriter’ within the meaning of the Securities Act.” However, you disclose on page S-14 that “[i]n connection with the sale of [y]our shares of common stock on [y]our behalf, Jefferies will be deemed to be an ‘underwriter’ within the meaning of the Securities Act.” Please state on your cover page that Jefferies will be deemed to be an “underwriter” within the meaning of the Securities Act, and make conforming changes, where appropriate, to your filing.

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US Securities and Exchange Commission July 22, 2020

Response:

The Company respectfully informs the Staff that it believes that the requested change is not material to investors because investors are clearly on notice as to the agent’s role and the Company’s statements are not ultimately dispositive as to the agent’s legal status.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information to its current disclosure for inclusion in a Form 8-K or periodic report. The Company believes that this information does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

Prospectus Supplement Summary

Recent Developments, page S-2

3.        Please clarify the consequences to you if you do not receive final approval of the “first day motions” at the hearing on June 25, 2020. Please also disclose whether the “customary relief” currently in place will be changed in any material way as a result of the June 25 hearing. If so, please describe these changes.

Response:

The Company respectfully advises the Staff that the Bankruptcy Court approved on a final basis all of the Company’s “first day” motions on June 25, 2020, except the motion seeking certain trading restrictions on holders of greater than 4.50% of the Company’s common stock (the “Trading Motion”). The Company believes that disclosure on this point sought by the Staff’s comment with respect to all motions other than the Trading Motion has been rendered moot given final court approval. The Trading Motion was approved by the Bankruptcy Court on an interim basis on May 27, 2020 and has been continued to a date to be determined. We respectfully direct the Staff to page S-8 of the Prospectus Supplement for disclosure regarding the relief sought by the Trading Motion.

4.        We note your disclosure that “[t]he filing of the Petitions constituted an event of default that accelerated the Debtors’ obligations under certain debt instruments and triggered defaults, termination events and amortization events under certain obligations of the Non-Debtor Financing Subsidiaries and other indebtedness, and such events caused defaults, amortization events and accelerations, as applicable, under certain other debt instruments, including under certain debt instruments of certain of the Debtors’ International Subsidiaries.” Please quantify the extent of your current obligations and liabilities under these debt instruments, and provide any other additional context that offers investors the reasons behind your determination to file the Petitions.

Response:

We advise the Staff that Item 2.04 of the Company’s Form 8-K filed with the Commission on May 26, 2020, and incorporated by reference into the Prospectus Supplement, fully discloses the Company’s liabilities that were accelerated under its debt facilities both individually and in the aggregate. Specifically, the Company disclosed that the commencement of Chapter 11 proceedings constituted an event of default that caused the automatic and immediate acceleration of approximately $6.0 billion aggregate outstanding principal amount of indebtedness, and triggered cross-default and/or cross-acceleration provisions, as applicable, in certain other debt instruments. The Company also disclosed that the commencement of Chapter 11 proceedings triggered defaults, termination events and amortization events that caused certain available cash, including cash generated from vehicle sales and returns to vehicle manufacturers, to be applied towards the repayment of the obligations of the Company’s non-debtor financing subsidiaries under the numerous instruments and agreements enumerated in Item 2.04 of the Form 8-K, comprising approximately $13.5 billion aggregate principal amount of third-party indebtedness.

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US Securities and Exchange Commission July 22, 2020

The Company respectfully directs the Staff to its Form 10-Q filed with the Commission on May 11, 2020, which contains detailed disclosure regarding the impact of COVID-19 on the Company’s business and the events that ultimately led to it commencing Chapter 11 proceedings. In particular, on page 14 of its Form 10-Q, the Company disclosed the impact on the Company of its commitments under the operating lease pursuant to which the Company leases vehicles used in its rental car operations as follows (emphasis added):

“Although the Company has taken aggressive action to eliminate costs, it faces significant ongoing expenses, including monthly payments under its Amended and Restated Master Motor Vehicle Operating Lease and Servicing Agreement (Series 2013-G1) (the “Operating Lease”) with Hertz Vehicle Financing LLC (“HVF”), pursuant to which Hertz leases from HVF vehicles used in Hertz’s U.S. rental car operations. Hertz Vehicle Financing II LP (“HVF II”), a special purpose financing subsidiary, issues asset-backed notes and lends the proceeds thereof to HVF to finance the acquisition of vehicles, which are then leased to Hertz pursuant to the Operating Lease. Monthly payments under the operating lease are variable and significant and have increased because declining vehicle values resulting from a disrupted used-vehicle market require Hertz to make additional payments to offset such value declines in order to continue using the vehicles. During April 2020, the Company engaged in discussions with various creditors to obtain relief from its obligations to make full rent payments under its Operating Lease. While such discussions were ongoing, to preserve liquidity, on April 27, 2020, Hertz did not make certain payments in accordance with the Operating Lease. …

On May 4, 2020, prior to the occurrence of the liquidation event with respect to the Series 2013-A Notes, Hertz, HVF, HVF II and DTG Operations, Inc. entered into a forbearance agreement (the “Forbearance Agreement”) with holders (the “VFN Noteholders”) of the Series 2013-A Notes representing approximately 77% in aggregate principal amount of the Series 2013-A Notes. Pursuant to the Forbearance Agreement that is effective against all VFN Noteholders, the VFN Noteholders agreed to forbear from exercising their liquidation remedy. The agreement with the VFN Noteholders is set to expire on May 22, 2020 or, if sooner, the date on which Hertz fails to comply with certain agreements contained in the Forbearance Agreement or any other amortization event occurs under HVF II's financing documents.

Concurrently with entering into the Forbearance Agreement, on May 4, 2020, Hertz entered into limited waiver agreements (collectively, the “Waiver Agreements”) with certain of the lenders (the “Lenders”) under its (i) Senior RCF/senior term loan facility, (ii) letter of credit facility, (iii) alternative letter of credit facility and (iv) U.S. Vehicle RCF (collectively, the “Facilities”). Pursuant to the Waiver Agreements, the Lenders agreed to (a) waive any default or event of default that could have resulted from the above referenced missed payment under the Operating Lease, (b) waive any default or event of default that has arisen as a result of Hertz’s failure to deliver its 2020 operating budget on a timely basis in accordance with the Facilities and (c) extend the grace period to cure a default with respect to Hertz’s obligation to reimburse drawings that occur under certain letters of credit during the waiver period. The Waiver Agreements are effective across the Facilities and are set to expire on May 22, 2020 or, if sooner, the date on which Hertz fails to comply with certain agreements contained in the Waiver Agreements, which include certain limitations on the Company’s ability to incur corporate indebtedness and to make certain restricted payments, investments and prepayments of indebtedness during the waiver period and a requirement to deliver certain financial information to the Lenders during the waiver period.

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US Securities and Exchange Commission July 22, 2020

In accordance with the Forbearance Agreement and the Waiver Agreements, the Company made a payment of approximately $30 million reflecting certain variable payment elements of monthly rent under the Operating Lease, including an interest component. There can be no assurance that the Company will be able to successfully negotiate any relief past May 22, 2020. If additional relief cannot be negotiated, it is possible that the VFN Noteholders could seek to exercise liquidation remedies and that other liquidation events could occur providing a similar right to other holders of notes issued by HVF II.

Management has determined that the Company may not be able to repay or refinance its debt facilities prior to their respective maturities and may not have sufficient cash flows from operations or liquidity to sustain its operating needs or to meet the Company’s obligations as they become due over the twelve months following this Quarterly Report on Form 10-Q. As such, management has concluded there is substantial doubt regarding the Company’s ability to continue as a going concern within one year from the issuance date of this Quarterly Report on Form 10-Q. The Company’s consolidated financial statements as of March 31, 2020 have been prepared on a going concern basis.”

The Company filed voluntary petitions for relief under Chapter 11 on May 22, 2020.

The Company believes that, as a result of the above disclosure which is incorporated by reference into the Prospectus Supplement, together with other statements made by the Company, investors were apprised of the challenges that it faced and that ultimately led to its commencing Chapter 11 proceedings.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information for inclusion in a Form 8-K or periodic report reiterating the foregoing as the reason behind its determination to commence Chapter 11 proceedings. The Company believes that this information does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

5.        We note your disclosure that the NYSE has determined to commence proceedings to delist your common stock, and that you have appealed the determination and requested a hearing before the NYSE. Please disclose, if known, when this hearing will occur, and when you expect a final determination regarding your appeal. Also, disclose when you expect your common stock to be delisted if the outcome of the appeal is adverse to you. Finally, tell us whether the shares you will issue in this offering will be listed pending your appeal. Make corresponding changes to your risk factor on page S-4.

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US Securities and Exchange Commission July 22, 2020

Response:

As indicated in the comment, the Company disclosed to investors in its first risk factor on page S-4 of the Prospectus Supplement the status of the Company’s NYSE listing, the fact that it continues trading until the NYSE hears the Company’s appeal and the significant risk of delisting that it faces. The Company informs the Staff that its appeal hearing has been scheduled for October 6, 2020. The Company believes that this date, particularly because it is so far beyond the date of the Prospectus Supplement, was not material to investors in the ATM Program. Nevertheless, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information for inclusion in a Form 8-K or periodic report. The Company believes that this information does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

The Company also respectfully advises the Staff that the shares issued in the offering were the subject of a supplemental listing application submitted to the NYSE on June 9, 2020 and approved on June 12, 2020.

Risk Factors, page S-4

6.        Please provide separate and detailed risk factor disclosure related to the impact of COVID-19 on your financial condition and operations. In this regard, it appears that the ability of common stock holders to receive any recovery in the Chapter 11 bankruptcy process, or any return on investment in your common shares, will depend upon a significant and rapid increase in business, which has been significantly impeded because of COVID-19.

Response:

The Company respectfully advises the Staff that it provided significant risk factor and other disclosure regarding the impact of COVID-19 on its business in its Form 10-Q filed with the Commission on May 11, 2020, 11 days before the Company filed for Chapter 11 protection. Specifically, the Company provided a separate and detailed risk factor related to the impact of COVID-19 on its business and a further risk factor regarding its potential inability to continue as a going concern.

Subsequently, as noted by the Staff, the Company included in the Prospectus Supplement a risk factor underscoring that the Company expected its common stock would not receive any recovery in the Chapter 11 proceedings absent “a significant and rapid and currently unanticipated improvement in business conditions to pre-COVID-19 or close to pre-COVID-19 levels.” The Company believes that this clearly and concisely disclosed the risks associated with an investment in the Company’s common stock. The Company also refers to its responses to comments 4 and 7 with respect to this issue.

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US Securities and Exchange Commission July 22, 2020

“We are in the process of Chapter 11 reorganization cases . . .”, page S-4

7.        We note your disclosure that “[a]lthough we cannot predict how our common stock will be treated under a plan, we expect that common stock holders would not receive a recovery through any plan unless the holders of more senior claims and interests, such as secured and unsecured indebtedness (which is currently trading at a significant discount), are paid in full. . . .” Revise to clarify the likelihood that the holders of more senior claims and interests would be paid in full, and clarify what is meant by “recovery,” including whether you reasonably expect your common stock to survive your bankruptcy proceedings, or whether shares will be cancelled and current and future equity holders will “recover” only from a future liquidation of assets, if at all.

Response:

We respectfully advise the Staff that the Company is unable to clarify further the likelihood of equity holders’ recovery or the likelihood of common stock surviving Chapter 11 proceedings. Due to the unpredictability of the impact of COVID-19, which existed at the time of the ATM Program and still persists to this day, the Company believes it would be misleading to project the possible trajectory of the pandemic, its impact on the Company’s business and the possibility that the common stock would receive any recovery in the Chapter 11 proceedings. In this regard, we note that in CF Disclosure Guidance Topic No. 9 (March 25, 2020), the Commission acknowledged “it may be difficult to assess or predict with precision the broad effects of COVID-19 on industries or individual companies.” Furthermore, as has been widely reported in the press, planned reopenings of over a dozen states in the United States have been paused or rolled back as a result of a surge in coronavirus cases across the country.2 The impact of these actions on the Company’s business cannot be predicted. Prior to this, there had been a slow and steady increase over many weeks in the number of passengers screened at TSA checkpoints.3 The used-vehicle market has also been unpredictably robust in recent weeks.4 It is unclear if these trends will persist or if the Company will be able to sell used vehicles at favorable prices as a means of reducing the debt load of its non-debtor finance subsidiaries. The Company’s Chapter 11 Cases are still at their early stages of development, and the Company has not yet developed or proposed any plan of reorganization. The Company believes that information about the likelihood of a significant and rapid recovery from the impact of COVID-19 can be assessed as effectively by investors as by the Company because the Company is not the source of information on this topic. The Company recognizes that there is significant risk in seeking to predict such outcomes and cautioned investors throughout the Prospectus Supplement as to the risks associated with such outcome failing to materialize. Specifically, the Company cautioned investors that its common stock may become worthless on the cover page, three times on page S-4, and on pages S-5, S-6 and S-13 of the Prospectus Supplement.  For example, the cover page of the Prospectus Supplement says in bold print: “We are in the process of a reorganization under chapter 11 or title 11, or Chapter 11, of the United States Code, or Bankruptcy Code, which has caused and may continue to cause our common stock to decrease in value, or may render our common stock worthless.”

2 See, e.g., https://www.cnbc.com/2020/07/11/us-coronavirus-cases-continue-record-surge.html and

https://www.latimes.com/california/story/2020-07-13/california-officials-rolling-back-reopenings-as-coronavirus-surge-creates-new-crisis.

3 See, e.g., https://www.statista.com/statistics/1107016/coronavirus-tsa-checkpoint-travel-numbers-us-airports/.

4 See, e.g., https://www.nytimes.com/2020/06/24/business/auto-industry-coronavirus-recovery.html.

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US Securities and Exchange Commission July 22, 2020

The Company notes to the Staff that the concept of a liquidation of assets implies either the conversion from Chapter 11 to Chapter 7 proceedings, or a liquidation, rather than a reorganization, under Chapter 11. Neither of these scenarios is currently contemplated and therefore the Company has not provided disclosure on this point. The Company believes that investors understand that the reference to recovery means receiving value.

Nevertheless, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information for inclusion in a Form 8-K or periodic report clarifying the term “recovery” means “receiving any value.” The Company believes that the proposed supplemental disclosure in response to this comment does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

“We may be subject to claims that will not be discharged in the Chapter 11 cases . . .”, page S-6

8.        Please briefly describe any known, specific claims to which you or your subsidiaries are a party that will not be discharged in the Chapter 11 cases. Disclose the extent of your liability under any such claims, if estimable or known.

Response:

The Company is not currently aware of any material claims that would not be discharged in the Chapter 11 cases. Accordingly, the Company assessed that there was no additional disclosure to provide investors on this point.

“Operating in bankruptcy for a long period of time may harm our business.”, page S-7

9.        Please provide an estimate of the duration of your bankruptcy case, including when you expect to confirm a reorganization plan.

Response:

The Company advises the Staff that it does not know, and believes it would be misleading to attempt to predict, the duration of the bankruptcy case or the timing of a reorganization plan.

During the pendency of the Chapter 11 cases, the Company intends to continue filing Exchange Act reports and, at the time of the Company’s filing of a monthly operating report with the Bankruptcy Court, the Company intends to promptly file such report on a Form 8-K.

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US Securities and Exchange Commission July 22, 2020

“There is no certainty as to amount of vehicle lease payments . . .”, page S-7

10.        You disclose that “[you] failed to make the April 2020 rent payment under the Operating Lease, and the lessor has a prepetition claim for the unpaid April rent.” Please quantify your potential liability for this prepetition claim. Please also disclose whether and to what extent you expect to experience any material adverse effect on your financial condition by assuming full lease payments in July 2020. Finally, amend your disclosure to explain any material conditions or other terms to the relief provided by the Bankruptcy Court allowing Hertz to continue to operate under the fleet leases, and any risks related to these conditions or terms.

Response:

The Company respectfully informs the Staff that the resolution of the lessor’s prepetition claim for unpaid April 2020 rent cannot be predicted with any reasonable degree of certainty at this point because the resolution will likely be determined under a plan in the Chapter 11 proceedings. The amount of the unpaid rent was publicly disclosed by the Company in its filings with the Bankruptcy Court. The Company believes this amount is not material to investors because it is part of the overall amount of unsecured claims that are subject to resolution under a Chapter 11 plan. Nevertheless, in response to the Staff’s comment, the Company proposes to include this amount in a Form 8-K or periodic report in the form provided in Annex A to this letter.

The Company disclosed in the Prospectus Supplement the range of outcomes that it may be subject to in connection with the Operating Lease, as well as that it is pursuing a range of options to reduce the impact of the lease payments that may otherwise recommence in July 2020. Such options include negotiating a temporary reduction in lease payments, seeking court approval to reduce the rent payments or rejecting the leases for 144,000 vehicles. The following is the disclosure on page S-7 of the Prospectus Supplement (emphasis added):

“Ultimately, the lessor will have the right to seek an administrative claim against us for an amount that the Bankruptcy Court determines to be equal to the actual and necessary benefit to us for the use of the vehicles during this period. We cannot predict the amount of such claim. Additionally, unless otherwise ordered by the Bankruptcy Court, we will be required to make the full lease payments beginning with the July 2020 payment period. We expect to seek approval from the Bankruptcy Court of a reduction to such full lease payments under the “equities of the case” doctrine. There is no assurance that the Bankruptcy Court will approve any such reduction or, if approved, the amount of such reduction. Consequently, there is no certainty as to amount of vehicle lease payments we will be required to make during the pendency of the bankruptcy case. In addition, Section 365 of the Bankruptcy Code provides a debtor with the ability to assume or reject executory contracts and unexpired leases. On June 11, 2020, we filed a motion with the Bankruptcy Court to reject the leases of approximately 144,000 cars under the Operating Lease. We anticipate that certain creditors of the lessor under the Operating Lease (and possibly others) will object to this motion. There is no certainty as to whether the Bankruptcy Court will grant the motion. If the motion is denied that may increase the amount of rent we are required to pay. If the debtors are successful in rejecting leases on cars under the Operating Lease, the lessor would have an unsecured claim for any damages the Bankruptcy Court finds the lessor suffered as a result of the rejection. Such unsecured claims may reduce the amount of any recovery for stockholders, including purchasers in this offering, if any. There can therefore be no certainty with respect to the disposition of the Operating Lease in our bankruptcy case or of the amounts that will be required to be paid thereunder whether in connection with assumption or rejection of the Operating Lease (or otherwise).”

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US Securities and Exchange Commission July 22, 2020

We respectfully inform the Staff that as of today the Bankruptcy Court has imposed no material conditions or other terms to the Company’s ability to continue to operate under the fleet leases. We note that on July 21, 2020 the Company proposed an order to the Bankruptcy Court as part of an interim settlement with investors in HVF II’s securities, which order would result in certain conditions and terms relating to the Company’s use of the fleet. The Company intends to make disclosure of these developments under cover of Form 8-K.

Use of Proceeds, page S-11

11.        We note your disclosure here and in your “Prospectus Supplement Summary” section that you intend to use proceeds from this offering for “general corporate purposes.” Please clearly disclose that the use of proceeds for general corporate purposes was under permission granted by the Bankruptcy Court and will not be disbursed beyond Hertz Global absent further authorization of the court. Describe any limitations imposed upon you in terms of how you may use these proceeds and the extent to which the Bankruptcy Court will influence your use of proceeds throughout your Chapter 11 proceeding. In this regard, we note your disclosure on page S-6 that your use of proceeds from this offering is “[s]ubject to the requirements of the Bankruptcy Code and any orders that the Bankruptcy Court may enter.”

Response:

We respectfully advise the Staff that limitations on the use proceeds were entered into by means of a Company undertaking to the Bankruptcy Court in order to allow the then newly-formed Official Committee of Unsecured Creditors an opportunity to provide its input. This is part of the public record of the Bankruptcy proceeding. Since the Company has already disclosed that the use of proceeds is “subject to the Bankruptcy Code and any orders that the Bankruptcy Court may enter,” the Company believes that further details regarding these limitations are not material to investors.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has set forth in Annex A proposed supplemental information for inclusion in a Form 8-K or periodic report. The Company believes that this information does not represent information that a reasonable investor would view as significantly altering the total mix of information made available for an investment decision.

* * *

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US Securities and Exchange Commission July 22, 2020

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Greg Pryor at (212) 819-8389 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond

Colin Diamond

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US Securities and Exchange Commission July 22, 2020

Annex A

[Supplemental Information in Response to Comments Nos. 1, 4 and 7]

As previously disclosed, on May 22, 2020, Hertz Global Holdings, Inc. (“Hertz Global”), The Hertz Corporation (“THC,” and collectively with Hertz Global, “Hertz” or the “Company”) and certain of their direct and indirect subsidiaries in the United States and Canada (collectively, the “Debtors”) filed voluntary petitions for relief (collectively, the “Petitions”) under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”), thereby commencing Chapter 11 cases for the Debtors. The Debtors’ Chapter 11 cases (the “Chapter 11 Cases”) are being jointly administered under the caption “In re The Hertz Corporation, et al., Case No. 20-11218 MFW.” The Debtors exclude, without limitation, (i) Hertz International Limited, Hertz Holdings Netherlands BV (“Hertz Netherlands”) and the direct and indirect subsidiary companies located outside of the United States and Canada (the “International Subsidiaries”) and (ii) Hertz Vehicle Financing LLC (“HVF”), Hertz Vehicle Financing II LP (“HVF II”), Hertz Fleet Lease Funding LP (“HFLF”) and certain other vehicle financing subsidiaries (collectively the “Non-Debtor Financing Subsidiaries”).

Operation of Chapter 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and equity security holders, which includes a debtor’s shareholders. Another goal of Chapter 11 is to promote equality of treatment for similarly situated creditors and equality of treatment for similarly situated equity security holders, in each case, with respect to the distribution of a debtor’s value or assets.

The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code generally provides that the debtor may continue to operate its business in the ordinary course and remain in possession of its property as a “debtor in possession.”

The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and equity interests in a debtor. Confirmation and consummation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of, or equity security holder in, the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the order of the bankruptcy court approving the plan (a “confirmation order”), the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan, and terminates all rights and interests of existing equity security holders.

The reorganization of a debtor’s capital structure under a plan of reorganization may include, among other things, exchanges of new debt or equity securities for existing claims against and/or equity securities in the debtor. As previously disclosed, existing equity securities in a debtor, however, are subject to a high risk of being cancelled through a Chapter 11 plan of reorganization without receiving any consideration or otherwise receiving any value. The reason for this high risk of cancellation is because equity securities in a debtor generally sit last in line of priority in bankruptcy. This is referred to as the “absolute priority rule.” Under the absolute priority rule, unless holders of more senior claims otherwise agree, holders of equity securities are generally precluded from receiving any value unless and until holders of claims or interests senior to them are paid in full. Therefore, equity securities are subordinate to all claims against the debtor, including, claims with valid, perfected security interests in collateral, unsecured priority claims related to, among other things, administration of and the preservation of the value of a debtor’s bankruptcy estate, other secured and unsecured debt, and other general unsecured claims, including trade creditors.

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US Securities and Exchange Commission July 22, 2020

Background to Chapter 11 Cases

The Chapter 11 Cases were necessitated by the impact of COVID-19 on travel demand, which was sudden and dramatic, causing an abrupt decline in the Company’s revenue and future bookings. As disclosed in connection with the Debtors’ filings in the Chapter 11 Cases, in April 2020, the first full month after the COVID-19 crisis took hold in the United States, the Company’s global revenue declined by 73% compared to April 2019. While revenues decreased dramatically, the Company continued to face significant ongoing operating expenses, including monthly lease payments under its Amended and Restated Master Motor Vehicle Operating Lease and Servicing Agreement Series 2013-G1 (the “Operating Lease”), pursuant to which the Company leases vehicles used in its day-to-day U.S. rental car fleet operations from its special-purpose vehicle finance subsidiary. As disclosed in its most recent Form 10-Q, the Company is required to pay not only scheduled monthly depreciation on the fleet but also an amount corresponding to estimated market depreciation of the fleet.

With the global economy shut down, rising unemployment and many potential car buyers subject to stay-at-home orders, the demand for used vehicles declined dramatically resulting in a significant drop in used-vehicle values. This decrease in used-vehicle values would have required the Company to pay an additional approximately $135 million under the Operating Lease in April 2020. Additionally, the challenging used-vehicle market made it difficult for the Company to sell vehicles to reduce the scheduled depreciation element of the monthly rent payments. Consequently, the Company determined not to make lease payments totaling approximately $400 million in April 2020. Although this default could have resulted in the forced liquidation of vehicles in the Company’s fleet, the Company obtained forbearances and waivers from certain of its lenders to avoid such consequences through May 22, 2020. Although the Company sought to extend such forbearances and waivers, the Company was unable to reach further agreements with its U.S. and Canadian creditors by the end of that period, and made the difficult decision to commence the Chapter 11 Cases.

Given the potential impact of renewed lease payments on the Company, the Debtors are pursuing a range of options to reduce the impact of the lease payments that may otherwise recommence in July 2020. Such options may include negotiating with the Company’s creditors for temporarily reduced rental payments, seeking court approval to reject the leases with respect to approximately 144,000 vehicles and to otherwise reduce the rent payments under the “equities of the case” doctrine of section 365(d)(5) of the Bankruptcy Code. In addition to these options potentially being unavailable or exposing the Company to other claims, a failure to achieve any of these options and the recommencement of full lease payments would likely require the Debtors to obtain new financing and could otherwise have a material adverse effect on the Company.

Financing During Chapter 11

Debtors often need funding to cover ongoing operating expenses and the expenses of a Chapter 11 case. It is common for a debtor to meet such need through a debtor-in-possession, or DIP, loan. A DIP loan often takes the form of a new secured debt facility that has priority over pre-bankruptcy secured and unsecured creditors and a claim with super-priority over administrative expenses (including vendor and employee claims) incurred during Chapter 11 and over all other claims. While a DIP loan offers the benefit of a source of funding that is well-established in the market and under the Bankruptcy Code, its priority over other claims reduces the recovery available to other junior creditors and interest holders, including equity security holders. Additionally, it is common for a DIP loan to contain certain, sometimes significant, restrictions on the ability of the debtor to operate its business during bankruptcy.

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US Securities and Exchange Commission July 22, 2020

It is not common for a debtor to seek equity financing during a bankruptcy case. Such equity financing, unlike a DIP loan, does not impose restrictions on a debtor’s operations and does not take priority over other creditors and equity security holders, thereby potentially improving the possibility that equity security holders could receive a recovery in a plan of reorganization as compared to raising financing through a DIP loan that would be senior to any equity securities in the Debtors. Nonetheless, investing in the equity securities of any company, including the Company, while it is in bankruptcy involves significant risks. The circumstances of each bankruptcy case are unique, but it is commonplace for equity securities to be cancelled as a result of bankruptcy without the holders thereof receiving any value. As previously disclosed, recoveries in the Chapter 11 Cases for holders of common stock, if any, will depend upon our ability to negotiate and confirm a plan, the terms of such plan, the recovery of our business from the COVID-19 pandemic, if any, and the value of our assets.

[Supplemental Information in Response to Comment No. 2]

An ATM program involves a company making sales into an existing trading market in a series of transactions over a period of time at prevailing market prices. There are no special marketing efforts associated with an ATM program and sales are made by an agent that is a broker-dealer on behalf of the issuing company. The trades are “broker-to-broker” trades made to fulfill market demand without the issuing company knowing the identity of the purchaser. Our agent for the ATM program would be deemed to be an “underwriter” within the meaning of that term under the Securities Act. As previously disclosed, we have terminated the ATM program.

[Supplemental Information in Response to Comment No. 11]

The use of proceeds designated in the Company’s prospectus supplement for its ATM program is general corporate purposes and such use was set forth in the Company’s motion to the Bankruptcy Court dated June 11, 2020 seeking approval of the ATM program. At a hearing on that motion on June 12, 2020, the Company undertook not to transfer any funds raised in the ATM program out of Hertz Global Holdings, Inc. absent court approval of the means by which such funds would be transferred to subsidiaries.  This was stipulated in order to allow the then newly-formed Official Committee of Unsecured Creditors an opportunity to provide its input.  As a general matter, subject to such stipulation, the Company’s use of the proceeds is governed by Section 363(c) of the Bankruptcy Code which permits it to use the proceeds in the ordinary course of its business without a notice or a hearing “unless the court orders otherwise.”  On June 25, 2020, the Bankruptcy Court entered an agreed form of final order approving the Company’s use of its existing cash management system.  In connection with that order and consistent with the Company’s previous undertaking, the Bankruptcy Court ordered and the Company agreed, that any funds raised in connection with the ATM program would not be transferred by Hertz Global Holdings, Inc. to any entity absent further order of the Bankruptcy Court.

[Supplemental Information in Response to Comment No. 5]

NYSE Delisting Proceedings

As previously disclosed, on May 26, 2020, the Company received a letter from the staff of NYSE Regulation, Inc. (“NYSE Regulation”) that it had determined to commence proceedings to delist the common stock of the Company from the New York Stock Exchange (“NYSE”). NYSE Regulation reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company’s disclosure on May 22, 2020 that it has commenced the Chapter 11 Cases. The Company appealed the determination in a timely manner and requested a hearing before the NYSE. The date of the hearing has been set for October 16, 2020. Provided the Company continues to comply with the NYSE’s ongoing listing requirements, the Company expects that its common stock will continue to be listed and trade on the NYSE pending resolution of such appeal.  There can be no assurance that the NYSE will grant the Company’s request for continued listing at the hearing and whether there will be equity value in the Company’s common stock. The Company does not know the timing of any delisting event if the outcome of the appeal is adverse.

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